SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Blackrock Strategic Bond Trust
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09249G106
(CUSIP Number)

December 5, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09249G106	13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Saba Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 09249G106	13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Saba Capital Master Fund II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 09249G106	13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Saba Capital Leveraged Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 09249G106	13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Saba Capital Partners (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 09249G106	13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 09249G106	13G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 09249G106	13G	Page 8 of 13 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Blackrock Strategic Bond Trust (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 100 Bellevue Parkway, Wilmington, DE 19809.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i)	Saba Capital Master Fund Ltd., a Cayman Islands exempted company ("SCMF"), with respect to the Common Stock beneficially owned by it;
(ii)	Saba Capital Master Fund II, Ltd., a Cayman Islands exempted company ("SCMF II"), with respect to the Common Stock beneficially owned by it;
(iii)	Saba Capital Leveraged Master Fund Ltd., a Cayman Islands exempted company ("SCLMF"), with respect to the Common Stock beneficially owned by it;
(iv)	Saba Capital Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("SCP"), with respect to the Common Stock beneficially owned by it;
(v)	Saba Capital Management, L.P., a Delaware limited partner ("Saba Capital") as investment manager of SCMF, SCMF II, SCLMF and SCP, with respect to the shares beneficially owned by SCMF, SCMF II, SCLMF and SCP.
(vi)	Boaz R. Weinstein ("Mr. Weinstein"), a limited partner of Saba Capital, with respect to the shares owned by SCMF, SCMF II, SCLMF and SCP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of Saba Capital and Mr. Weinstein is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

The address of the registered office of SCMF, SCMF II, SCLMF and SCP is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Item 2(c).	CITIZENSHIP

SCMF, SCMF II and SCLMF are exempted companies organized under the laws of the Cayman Islands. SCP is an exempted limited partnership organized under the laws of the Cayman Islands. Saba Capital is a Delaware limited partnership. Mr. Weinstein is a citizen of the United States.

CUSIP No. 09249G106	13G	Page 9 of 13 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock

Item 2(e).	CUSIP NUMBER

09249G106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________

Item 4.	OWNERSHIP

On the date of the event which requires the filing of this Schedule 13G, certain of the Reporting Persons may have been deemed to be the beneficial owner of more than five percent of the shares of the Common Stock.

CUSIP No. 09249G106	13G	Page 10 of 13 Pages

On December 6, 2013, the Company was merged into Blackrock Debt Strategies Fund, Inc. Shareholders of the Company received shares of Blackrock Debt Strategies Fund, Inc. based on the net asset value of their shares in the Company. Consequently, as of the date hereof, the Reporting Person has ceased to hold any shares of Common Stock of the Company.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09249G106	13G	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 16, 2013

SABA CAPITAL MASTER FUND, LTD.

/s/ Kenneth J. Weiller
Name:	Kenneth J. Weiller
Title:	Director

SABA CAPITAL LEVERAGED MASTER FUND, LTD.

/s/ Kenneth J. Weiller
Name:	Kenneth J. Weiller
Title:	Director

SABA CAPITAL MASTER FUND II, LTD.

/s/ Kenneth J. Weiller
Name:	Kenneth J. Weiller
Title:	Director

SABA CAPITAL PARTNERS (CAYMAN), L.P.

By:	Saba Capital, LLC, its general partner

By:	/s/ Boaz R. Weinstein
Name:	Boaz R. Weinstein
Title:	Managing Member

SABA CAPITAL Management, L.P.

By:	Saba Capital Management GP, LLC, its general partner

By:	/s/ Boaz R. Weinstein
Name:	Boaz R. Weinstein
Title:	Managing Member

BOAZ R. WEINSTEIN

/s/ Boaz R. Weinstein

CUSIP No. 09249G106	13G	Page 12 of 13 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: December 16, 2013

SABA CAPITAL MASTER FUND, LTD.

/s/ Kenneth J. Weiller
Name:	Kenneth J. Weiller
Title:	Director

SABA CAPITAL LEVERAGED MASTER FUND, LTD.

/s/ Kenneth J. Weiller
Name:	Kenneth J. Weiller
Title:	Director

SABA CAPITAL MASTER FUND II, LTD.

/s/ Kenneth J. Weiller
Name:	Kenneth J. Weiller
Title:	Director

SABA CAPITAL PARTNERS (CAYMAN), L.P.

By:	Saba Capital, LLC, its general partner

By:	/s/ Boaz R. Weinstein
Name:	Boaz R. Weinstein
Title:	Managing Member

CUSIP No. 09249G106	13G	Page 13 of 13 Pages

SABA CAPITAL Management, L.P.

By:	Saba Capital Management GP, LLC, its general partner

By:	/s/ Boaz R. Weinstein
Name:	Boaz R. Weinstein
Title:	Managing Member

BOAZ R. WEINSTEIN

/s/ Boaz R. Weinstein